Earnings Release Aug 2025 2Q 20 25 Inter by design

2Q25 Highlights

R$315mm net income Excl. Minorities Interest

13.9% ROE Excl. Minorities Interest

R$3.6bn gross revenue

R$40bn gross loan portfolio



40.0
Aug/25
Total Clients
39.3
37.7
36.1
34.9
33.3
31.7
30.4
29.4
27.8
26.3
Net Income Excl. Minority Interest
315
287
275
243
206
183
151
91
49
11
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
24
64
104
160
195
223
260
295
307
332
Net Income Incl. Minority Interest

Note: Definitions are in the Appendix section of this Earnings Release.

1

From Global CEO João Vitor Menin CEO Letter 2 I am excited to share Inter’s 2Q25 results. We have continued to build on the positive momentum from previous quarters with consistent client growth, improved activation and cross-selling, ongoing product innovation, and the operational discipline driving our strong financial performance. Quarter after quarter, we are progressing towards our vision of building a complete platform to meet our clients’ financial needs. This quarter, we added again another 1.1 million new active clients, and in August, we have reached the important milestone of 40 million total clients. We continued to integrate AI tools to customize the client experience, leading to strong activation and engagement across the platform. We launched new features including “My Credit,” a hub designed to guide our clients toward enhancing their credit limit, and the ability for savers using “My Piggy Bank” to allocate funds to different savings objectives, such as saving for a house, a car, or a vacation. My Piggy Bank has over 3 million clients and only in the first weeks after launch, more than 500,000 savings objectives were created. We are especially excited about the growth trajectory of our credit products. Our core credit portfolio accelerated growth to an impressive 31% year-over-year—well above the Brazilian industry average. This was driven by innovative offerings including our new digital Private Payroll loans and continued strong performance in FGTS and Home Equity loans, which grew 42% and 38% year-over-year, respectively. Asset quality remained robust, a reflection of our ongoing efforts to enhance underwriting standards and collection processes while maintaining a diversified, predominantly collateralized portfolio. While growth is our primary driver, we stayed focused on prudent expense management and operational leverage. This quarter, ROE expanded to 14%, a substantial year-over-year improvement (from 9%). Net income grew to R$315 million, 53% higher than 2Q24 (R$206 million). Despite a challenging macroeconomic environment, our outlook for the rest of 2025 remains strong. We are confident that this will be a pivotal year in advancing our strategic objectives of reaching 60 million clients, 30% efficiency ratio, and 30% ROE by 2027. As always, I extend my sincere gratitude to our dedicated employees, valued clients, strategic partners, and supportive shareholders for their continued commitment to our shared success. Thank you! João Vitor Menin Inter&Co Global CEO

Strategic Update

inter&co

Growth & Innovation

- Added 1.1 million net new active clients in the quarter reaching 39.3 million total clients and 40 million clients in august
- Introduced new features as "My Credit" Journey and "My Piggy Bank for savings goals"

Activation & Engagement

- Maintained strong focus on branding and engagement, with an activation rate of 57.7%
- Reached a R$1.5 trillion run-rate TPV in 2Q25 and a Pix market share of ~8%

Loan Portfolio & Funding Franchise

- Core Loan Portfolio[1] up 31% YoY, with Private Payroll reaching R$728M
- Funding reached R$62 billion, up 30% YoY, with active clients holding ~R$2,000 in deposits[2]

NIM & Fees

- NIMs continue improving, growing 83 bps on a yearly comparison, despite IPCA and CDI fluctuations
- 22% YoY growth in net fees, driven by higher engagement

Net Income & ROE

- Record R$315 million net income post minority interests
- Healthy ROE expansion to 13.9%, up 4.1p.p. YoY, post minority interests

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Total loan portfolio excluding SMBs and Rural. Note 2: Total funding divided by total active clients.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
3

Quarter Highlights

	2Q25	1Q25	2Q24	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**39.3**	37.7	33.3	+4.3%	+18.2%
Active Clients mm	**22.7**	21.6	18.4	+5.2%	+23.4%
Gross ARPAC R$	**53.7**	50.0	44.7	+7.3%	+20.0%
CTS R$	**13.1**	13.1	12.3	+0.1%	+7.0%
Income Statement					
Total Gross Revenue R$ mm	**3,567**	3,162	2,404	+12.8%	+48.4%
Net Revenue R$ mm	**2,003**	1,838	1,479	+9.0%	+35.5%
Earnings Before Tax R$ mm	**384**	358	298	+7.3%	+28.9%
Net Income R$ mm	**332**	307	223	+8.3%	+49.2%
Net Income Excl. Minority Int. R$ mm	**315**	287	206	+10.0%	+52.6%
Balance Sheet & Capital					
Funding R$ bn	**62.2**	59.1	47.8	+5.4%	+30.3%
Shareholders' Equity R$ bn	**9.4**	9.0	8.6	+4.2%	+9.1%
Basel Ratio %	**15.7%**	14.7%	19.3%	+1.0p.p.	-3.6p.p.
Volume KPIs					
Cards + PIX TPV R$ bn	**374**	342	290	+9.4%	+28.8%
GMV R$ mm	**1,237**	1,282	1,136	-3.6%	+8.8%
AuC R$ bn	**154**	146	105	+5.8%	+46.8%
Asset Quality					
NPL > 90 days - excl. c.c. rec.%	**4.6%**	4.6%	5.%	-0.1p.p.	-0.5p.p.
NPL 15-90 days - excl. c.c. rec.%	**4.1%**	4.3%	4.3%	-0.2p.p.	-0.2p.p.
Coverage Ratio %	**143%**	143%	130%	+0.9p.p.	+13.2p.p.
Performance KPIs					
NIM 2.0 - IEP Only %	**9.1%**	8.8%	8.2%	+0.2p.p.	+0.8p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.6%**	5.5%	4.9%	+0.0p.p.	+0.6p.p.
Cost of Funding % of CDI	**64.8%**	63.8%	64.3%	+1.1p.p.	+0.6p.p.
Fee Income Ratio %	**26.6%**	25.9%	29.5%	+0.8p.p.	-2.9p.p.
Efficiency Ratio %	**47.8%**	48.8%	47.9%	-1.0p.p.	-0.0p.p.
ROE %	**14.5%**	13.6%	10.4%	+0.9p.p.	+4.1p.p.
ROE Excl. Minority Int. %	**13.9%**	12.9%	9.8%	+1.0p.p.	+4.1p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
4

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Source: Banco do Brasil Pronampe weekly report and BNDES FGI. Unit Economics 40 MM Total Clients by August/25 Client Growth & Engagement 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 57.7% 13.5 14.5 15.5 16.4 17.4 18.4 19.5 20.6 21.6 22.7 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 39.3 1 .0 6 .0 1 1.0 1 6.0 2 1.0 2 6.0 3 1.0 3 6.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Active Clients YoYQoQ +4% +18% +5% +23% +51 bps +244 bps Total Clients In millions Business Accounts In thousands Business Clients & Inter Pag +19%YoY Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 57.7 % Activation rate 977 1,668 1,796 1,854 1,927 2,058 2,111 2,172 2,376 2,439 1. 0 5 01 .0 10 0 1. 0 15 0 1.0 2 0 1 .0 2 50 1. 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 5 In 2Q25, we added 1.1 million new active clients, for a total of 4.3 million new active clients in the last 12 months, with flat CAC at approximately R$33. This quarter, our activation rate improved to 57.7%, an increase of 2.4 p.p. year over year. This growth reflects continued progress in hyper- personalization, new client segmentation, and the successful launch of "My Piggy Bank by Savings Goal." Business accounts grew 19% YoY and now represent 6% of our total client base. With an activation rate of 80%, this segment presents significant opportunities for cross-selling, particularly in secured working capital credit such as FGI PEAC and Pronampe. Notably, we rank among the top 15 and top 10 underwriters for these products, respectively, further solidifying our position as a leader among digital banks.¹ We also launched a new marketing campaign to continue increasing brand awareness, target credit products such as Pix Finance and Private Payroll loan.

Unit Economics

inter&co

Client Journey

Technology is the foundation of our financial super app , which seamlessly processes millions of daily transactions. In 2Q25, we reached an average of 18.6 million logins per day, up from 14.5 million in June 2024, demonstrating how Inter continues to solidify its role as our clients' primary digital bank.

This heightened engagement is also reflected in volumes; we reached 781 million financial transactions per month compared to 652 million in June 2024. These numbers highlight the trust our clients place in Inter for their everyday financial needs.

Our focus on delivering exceptional customer experiences is evident in our best-in-class Net Promoter Score (NPS) of 85, reflecting high levels of client satisfaction and loyalty. We also maintain outstanding ratings on the main app stores, with a 4.9 rating on the Apple Store and a 4.8 rating on the Play Store, underlining the consistent quality and reliability of our digital platforms.

Together, these results demonstrate Inter's successful evolution from a digital banking platform into a truly comprehensive financial ecosystem. By driving daily engagement and maintaining high satisfaction, we are well positioned to continue our growth and leadership in the financial services industry.

85 NPS[1]

4.9 Apple store rating

4.8 Play store rating


9:41
R$
US$
Loop
Saldo
R$ 1.234,00
Pix
Pagar
Cartões
Recargas
Duo Gourmet
Gift Cards
Investimentos Inter
Há 7h
Bitcoin é uma criptomoeda, mas você sabe de fato como ela funciona?
Fatura do cartão
Fechada
Shop
Mais

18.6mm logins per day[2]
vs. 14.5 mm in June/24

781mm financial transactions per month[3]
vs. 652mm in June/24

Note 1: As June/2025. Note 2: The login volume used in this calculation was based on the average of total logins per day of June/25 and June/24. Note 3: June/25.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

6

Unit Economics Client Monetization Net ARPAC By Cohort In R$, monthly ARPAC and CTS Evolution In R$, monthly Note: Definitions are in the Appendix section of this Earnings Release. Gross ARPAC By Cohort In R$, monthly 13.6 16.0 16.9 17.1 17.8 18.1 18.7 19.6 18.2 19.1 28.8 29.6 30.5 30.2 30.1 30.4 32.5 33.6 31.4 32.3 15.2 13.7 13.7 13.1 12.4 12.3 13.8 14.0 13.1 13.1 45.9 46.1 47.7 45.9 45.2 44.7 47.2 49.3 50.0 53.7 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Margin per Active C lient (Net of In terest Expenses) Net ARPAC Cost to Serve Gross ARPAC Quarters of Relationship Quarters of Relationship Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 7 Net ARPAC reached R$32.3 in 2Q25, primarily driven by credit and interchange revenues growth. In 1Q25, ARPAC was temporarily impacted by seasonal factors and the deferral of credit-linked fee revenues following the implementation of CMN Resolution No. 4966/2021. Ongoing efforts to optimize operations and streamline expenses have enabled us to maintain strong efficiency levels. In 2Q25, CTS remained stable in the quarter at R$13.1, resulting in an increase in net margin per active client to R$19.1. With improved activation and engagement, our cohort analysis highlights accelerating revenue growth across both newer and older clients. Mature cohorts surpassed R$128 in gross ARPAC, demonstrating the durability and value of our client relationships. 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 R$54 Avg. Gross ARPAC R$128 Mature Gross ARPAC 2Q25 2Q18 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 R$89 Mature Net ARPAC R$32 Avg. Net ARPAC 2Q25 2Q18

1.86 1.83 1.83 1.89 1.85 1.94 1.95 2.00 1.97 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 2 .05 Loan Portfolio Loan Portfolio Mortgage7 Payroll + Personal4 SMBs3 Credit Card Total FGTS Home Equity5 R$ millions Note 1: Data from Banco Central do Brasil. Note 2: Total gross loan portfolio divided by total active clients. Note 3: SMB includes Agribusiness loans. Note 4: Payroll + Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note 5: Home Equity includes both business and individuals’ portfolio. Note 6: Mortgage Loans in US market. Nota 6: Excluding Home Equity and US Mortgage Loans. 2Q25 1Q25 2Q24 ∆QoQ ∆YoY Gross Loan Portfolio Real Estate 13,312 12,200 9,704 +9.1% +37.2% Home Equity 3,820 3,596 2,767 +6.2% +38.1% US Mortgage 1,363 1,305 535 +4.5% +154.6% Mortgage 8,129 7,299 6,402 +11.3% +27.0% Personal 9,956 8,910 7,555 +11.7% +31.8% FGTS 3,642 3,360 2,568 +8.4% +41.8% Personal excluding FGTS 6,314 5,550 4,987 +13.8% +26.6% SMBs 3,683 3,748 4,359 -1.7% -15.5% Credit Cards 12,996 12,252 10,508 +6.1% +23.7% Agribusiness 290 285 845 +1.5% -65.7% Total 40,237 37,395 32,972 +7.6% +22.0% Variation % Gross Loan Portfolio In R$ billions Loans per Active Client2 4.9; 21% 5.2; 21% 5.5; 20% 6.3; 21% 6.3; 21% 6.4; 19% 6.5; 19% 6.7; 19% 7.3; 20% 8.1; 20% 0.5; 2% 0.7; 9% 1.1; 10% 1.3; 10% 1.4; 9% 1.7; 7% 1.8; 7% 2.0; 8% 2.3; 8% 2.5; 8% 2.8; 8% 3.1; 9% 3.4; 10% 3.6; 10% 3.8; 9% 5.0; 21% 5.2; 21% 5.0; 19% 5.2; 17% 5.1; 17% 5.0; 15% 5.1; 15% 5.2; 15% 5.5; 15% 6.3; 16% 1.1; 4% 1.3; 5% 1.6; 6% 1.9; 7% 2.4; 8% 2.6; 8% 2.9; 9% 3.0; 9% 3.4; 9% 3.6; 9% 7.3; 31% 7.7; 31% 8.7; 32% 9.5; 32% 10.1; 33% 10.5; 32% 10.8; 32% 11.8; 33% 12.3; 33% 13.0; 32% 3.9; 16% 3.9; 16% 4.2; 16% 4.6; 15% 4.2; 14% 5.2; 16% 4.7; 14% 4.3; 12% 4.0; 11% 4.0; 10% 23.8 25.1 27.0 29.8 30.5 33.0 33.7 35.6 37.4 40.2 - 5 .0 1 0. 0 1 5. 0 2 0 .0 2 5. 0 3 0 .0 3 5. 0 4 0 .0 4 5. 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 US Mortgage6 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 8 Our loan portfolio grew by 22% YoY, more than double the growth rate of the Brazilian market over the same period1, with market share gains across multiple product categories, particularly in FGTS and Home Equity. Excluding SMB loans, which decreased due to lower origination of supply chain finance, our core portfolio grew by 31% YoY. The highlight this quarter was the new Private Payroll portfolio, which ended 2Q25 at R$728 million, already capturing more than 10% of market share of new loans underwritten in the period1. This 100% digital product aligns seamlessly with our business model, offering a scalable, low-cost distribution approach that is collateralized. Additionally, it presents significant growth potential with minimal overlap with our existing credit product offerings. In addition to Private Payroll loans, the enhancement of our Public Payroll loans, featuring 100% digital processing and portability, drove underwriting growth of 72% YoY. This revamped digital format also supported our repricing strategy, facilitating the refinancing of the existing legacy portfolio.

Loan Portfolio

inter&co

Portfolio Growth

Our top-performing credit products, FGTS and Home Equity loans, continued to deliver exceptional results, driving growth and gaining both market share and prominence in our loan portfolio mix.

In 2Q25, FGTS grew by 42% YoY, reaching R$3.6 billion, while Home Equity increased by 38% YoY to R$3.8 billion. These standout performances reflect the strong demand for secured credit products and our ability to scale efficiently within these segments.

We continue to gain market share in mortgages, and the deceleration in the market this quarter did not impact our performance. Our credit card portfolio also moved against the market, as we continued to improve our underwriting capabilities and gain market share.

Combined, our core products contributed to total portfolio growth of 31%, outperforming the Brazilian market growth rate of 11%, and reaffirming our strategy of penetrating key credit segments with scalable, digital-first solutions.

2Q25 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ billions


YoY Growth
Portfolio Size
Brazilian Market Growth
42%
R$ 3.6 Bn
Δ +1.0 bn
26%
38%
R$ 3.8 Bn
Δ +1.0 bn
24%
27%
R$ 8.1 Bn
Δ +1.7 bn
11%
27%
R$ 6.3 Bn
Δ +1.3 bn
13%
24%
R$ 13.0 Bn
Δ +2.5 bn
17%
Total Portfolio Growth
22%
Market Growth
11%
5%
-24%
R$ 4.0 Bn
Δ -1.2 bn
Loan
FGTS[6]
Home Equity[1,7]
Mortgage[3,5]
Payroll + Personal[2,5]
Credit Card[5]
SMB[5]
RWA Weight
50%-60%
30%-40%
30%-40%
50%-75%
60%-75%
80%-70%

Note: Definitions are in the Glossary section of this Earnings Release. Note 1: Home Equity includes both business and individuals' portfolio. Note 2: Payroll + Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note3: Excluding Home Equity Loans. Note 4: Only Home Equity individuals' portfolio. Note 5: Includes Agribusiness loans. Data from Banco Central do brasil. Note 6: Total FGTS portfolio estimated by multiplying Inter's share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 2Q25 by Inter's June/2025 FGTS loans portfolio. Note 7: Market data from ABECIP.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

9

Asset Quality NPLs 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.7% 1.2% 1.2% 1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.9% 1.8% 1.7% 1.6% 0 .0% 1. 0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NPL Format ion Estage 3 Formation 5.1% 5.6% 5.5% 4.8% 4.9% 4.7% 4.9% 4.8% 4.6% 5.0% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 134%133% 132% 134%133%130% 130% 136%143%143% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NPLs > 90 days1 In % Note 2: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. Note 3: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 4: Considering “Provision for expected credit losses on loan commitments”. Credit Cards NPL 90 days per cohort3 In % Cost of Risk2 In % NPL and Stage 3 Formation In % Start to converge to Resolution 4,966 Coverage Ratio4 In % Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 10 Asset quality metrics in 2Q25 remained stable highlighting our resilient, highly collateralized, and diversified loan portfolio. On a yearly basis comparison, NPL ratio over 90 days shows significant improvement, decreasing by 50 basis points, while the NPL ratio for 15 to 90 days decreased 20 bps to 3.7%. Improvements in asset quality were driven by enhancements to our credit card risk management processes, including underwriting models and collection process. Monthly reviews of credit card limits for all clients allows us to leverage data-driven insights to better understand client behavior and extend credit profiles that align with lower-risk parameters. Cost of risk increase in the quarter reflects credit growth acceleration with a modest change of mix, including the new Private Payroll portfolio, as well as expectations of slightly higher delinquency in the coming quarter, also observed in NPL formation in the quarter due to the more challenging macro scenario of higher interest rates. 3 4 5 6 7 8 9 10 11 12 Months of Relationship 1Q24 4Q21 NPL 15 to 90 days1 In % 4.4% 4.7% 4.7% 4.6% 4.8% 4.7% 4.5% 4.2% 4.1% 4.2% 4.7% 4.9% 4.9% 4.8% 5.0% 5.0% 5.1% 4.9% 4.6% 4.6% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NPL > 90 days NPL > 90 days (excluding Anticipation of Credit Card Receivables) 4.3% 4.2% 4.3% 4.0% 4.4% 3.9% 3.6% 3.4% 3.8% 3.7% 4.6% 4.4% 4.5% 4.2% 4.6% 4.3% 4.1% 4.0% 4.3% 4.1% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NPL 15 to 90 days NPL 15-90 days (excluding Antic ipation of Credit Card Receivables)

11.0 33% 11.7; 33% 12.3; 31% 14.4; 33% 13.8; 32% 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 17.1; 28% 11.7 35% 13.0; 36% 15.1; 38% 16.3; 38% 16.9; 39% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 27.3; 44% 6.6; 20% 7.0; 20% 7.5; 19% 8.1; 19% 8.2; 19% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 11.4; 18% 4.2; 13% 3.9; 11% 4.7; 12% 4.7; 11% 4.8; 11% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 6.4; 10% 33.5 35.7 39.6 43.5 43.8 47.8 50.3 55.1 59.1 62.2 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Funding Deposits Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 3: Excluding Conta com Pontos balance. Note 4: Includes Conta com Pontos correspondent balance and demand deposits. Note 5: Based on the earnings reports of peers and other market players Funding & Funding per Active Clients In R$ billions & in R$ thousand Cost of Funding In %, annualized 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 9.4% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 64.8% 0. 0% 10. 0% 20 .0% 30 .0% 40 .0% 50 .0% 60 .0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update QoQ YoY +2% +6% Deposits per Active Client +5% +30% Total -6% +22% Other +6% +33% Securities Issued +9% +45% Time Deposits +4% +13% Transactional Deposits 11 Our platform delivered another strong quarter of funding growth, exceeding R$62 billion in total deposits, a 30% increase year over year. Growth was primarily fueled by time deposits, which expanded by 45% YoY. My Piggy Bank continues to be an important driver of time deposits, with over 4 million clients enrolled. In 2Q25 we launched a new feature to allow savings by specific objectives, which we expect will boost both savings and loyalty. Our active clients maintain an average deposit balance of approximately R$2,000, reinforcing Inter’s position as their primary financial institution for managing daily transactions. Our all-in cost of funding remained highly competitive at 64.8% of CDI in 2Q25, ranking among the lowest in the Brazilian banking and fintech sectors5. The nominal cost of funding increased during the quarter, reflecting the higher Selic rate driven by the ongoing monetary tightening cycle. 1 2 3 4 QoQ YoY +1.0 p.p. +0.6 p.p. Cost of Funding as % of CDI +1.1 p.p. +2.6 p.p. Average CDI Rate +1.5 p.p. +4.0 p.p. Cost of Funding 1.68 1.71 1.77 1.87 1.77 1.85 1.90 1.98 1.93 1.96 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0

Financial Performance

inter&co

Revenue

Our diversified revenue mix is one of our core strengths, enabling resilience in a volatile macroeconomic environment.

In 2Q25, we reported total gross revenue of R$3.6 billion and net revenue of R$2.0 billion, representing 48% and 35% growth YoY, respectively.

The strong performance in net interest income was largely driven by our evolving credit mix, with higher growth in more profitable portfolios such as FGTS and Home Equity.

R$3.6 bn
Gross Revenue

R$2.0bn
Net Revenue

Revenue
In R$ millions


1,800
1,939
2,143
2,197
2,291
2,404
2,684
2,963
3,162
3,567
1,024
1,150
1,265
1,313
1,401
1,479
1,676
1,844
1,838
2,003
298 29%
322 28%
420 33%
416 32%
409 29%
437 30%
512 31%
586 32%
475 26%
534 27%
726 71%
828 72%
845 67%
897 68%
992 71%
1,042 70%
1,164 69%
1,258 68%
1,363 74%
1,470 73%
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
QoQ
YoY
+13% +48% Total Gross Revenue
+9% +35% Total Net Revenue
+12% +22% Net Fee Revenue
+8% +41% Net Interest Income

R$ millions

	2Q25	1Q25	2Q24	Variation % ΔQoQ	Variation % ΔYoY
Total Revenues					
Interest income incl. loan hedge results	**2,042**	1,739	1,360	+17.5%	+50.2%
Income from securities, derivatives and FX excl. loan hedge results	**851**	803	455	+6.0%	+87.2%
Revenues from services and commissions	**592**	564	517	+5.0%	+14.6%
Other revenues	**81**	56	73	+45.2%	+12.3%
Total gross revenue	**3,567**	**3,162**	**2,404**	+12.8%	+48.4%
Interest expenses	**(1,424)**	(1,179)	(773)	+20.8%	+84.3%
Expenses from services and commissions	**(43)**	(41)	(33)	+5.4%	+30.5%
Cashback expenses	**(39)**	(68)	(91)	-43.4%	-57.7%
Inter Loop	**(58)**	(36)	(29)	+62.3%	+103.9%
Total net revenue	**2,003**	**1,838**	**1,479**	+9.0%	+35.5%

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
12

Financial Performance NIM Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 9.1 % NIM 2.0 5.6% NIM 2.0 Risk-Adjusted Note: Definitions are in the Appendix section of this Earnings Release. Note 1: (Net interest income and income from securities, derivatives and foreign exchange * 4) / average of the last two periods of cash and cash equivalents, amounts due from financial institutions net of provisions for expected credit losses (excluding interbank deposits), deposits at Central Bank of Brazil, securities net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. Note 2: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. 13 Showing consistency, our NIMs maintained their expansion trajectory this quarter, supported by ongoing improvements in our credit origination mix, more precise client targeting, and optimized capital allocation across both credit and securities. As a result, we reached record levels in both NIM and risk-adjusted NIM, demonstrating consistent execution of our strategy, despite the challenging macroeconomic environment in Brazil, marked by fluctuations in IPCA and CDI. 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 14.5% 8.6% 3.1% 2.5% 4.4% 5.8% 4.3% 3.2% 6.0% 8.4% 3.8% 1.0% 3. 0% 5. 0% 7. 0% 9. 0% 11.0% 13. 0% 15. 0% 6.8 7.4% 7.1% 6.8% 7.1% 7.1% 7.5% 7.6% 7.7% 7.9%7.8% 8.6% 8.1% 7.9% 8.2 8.2% 8.7% 8.7% 8.8% 9.1% 3.5% 3.9% 3.7% 3.9% 4.2% 4.2% 4.5% 4.6% 4.8% 4.8% 4.0% 4.4% 4.2% 4.5 4.8% 4.9% 5.2% 5.3 5.5% 5.6% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 11.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 NIM 2.0 NIM 1.0 NIM 2.0 Risk-Adjusted NIM 1.0 Risk-Adjusted Average CDI of the Quarter Annualized IPCA of the Quarter

Financial Performance

inter&co

Expenses

We continue to make strategic investments in key areas such as personnel, marketing and technology. Quarterly growth in personnel expenses reflect a seniorization of our team as we continue to realize synergies from the integration of Inter Pag. In the first half of 2025, headcount remains relatively flat at 4,100 employees.

Marketing expenses grew by 37% YoY, driven primarily by the launch of a new marketing campaign aimed at increasing brand awareness and acquiring higher quality clients. At the same time, we continue to actively invest in technology, prioritizing process optimization, automation, and enhancing the client experience. As our business expands, we are also focused on renegotiating contracts with major vendors to further reduce our cost per transaction and improve overall efficiency.

Expenses Breakdown[1]
In R$ millions


QoQ YoY
Total +5% +32%
Depreciation and amortization[2] +14% +44%
Personnel +9% +26%
Administrative +2% +34%
1Q23: 596; 38; 6%; 172; 29%; 386; 65%
2Q23: 575; 41; 7%; 186; 32%; 348; 60%
3Q23: 614; 41; 7%; 211; 34%; 363; 59%
4Q23: 628; 41; 7%; 221; 35%; 365; 58%
1Q24: 628; 42; 7%; 190; 30%; 395; 63%
2Q24: 660; 53; 8%; 204; 31%; 403; 61%
3Q24: 787; 53; 7%; 259; 33%; 475; 60%
4Q24: 841; 61; 7%; 284; 34%; 496; 59%
1Q25: 831; 67; 8%; 235; 28%; 528; 64%
2Q25: 873; 77; 9%; 257; 29%; 540; 62%

Efficiency

Our focus on optimizing operations, integrating AI in customer service, and streamlining expenses has enabled us to achieve greater efficiency in our daily activities, keeping our cost to serve flat at R$13.1.

Cost-to-Serve
In R$, monthly


1Q23 15.2
2Q23 13.7
3Q23 13.7
4Q23 13.1
1Q24 12.4
2Q24 12.3
3Q24 13.8
4Q24 14.0
1Q25 13.1
2Q25 13.1

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses".

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

14

Financial Performance Efficiency Efficiency Ratio In % Note: Definitions are in the Appendix section of this Earnings Release. R$ millions 2Q25 1Q25 2Q24 ∆QoQ ∆YoY Total expenses (874) (830) (660) +5.2% +32.3% Personnel expenses (257) (235) (204) +9.3% +25.7% Depreciation and amortization (77) (67) (53) +13.6% +44.5% Administrative expenses (540) (528) (403) +2.2% +34.1% Total net revenues 1,826 1,702 1,379 +7.3% +32.4% Net interest income and income from securities, derivatives and FX 1,470 1,363 1,042 +7.8% +41.0% Net result from services and commissions 452 419 364 +7.9% +24.1% Other revenues 81 56 73 +45.2% +12.3% Tax expenses (177) (136) (99) +30.0% +77.9% Efficiency Ratio 47.8% 48.8% 47.9% -1.0 p.p. -0.1 p.p. IOC adjusted total net revenues 1,852 1,720 1,388 +7.7% +33.5% Total net revenues 1,826 1,702 1,379 +7.3% +32.4% Variation % Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update Revenue vs. Expenses1 index in a 100 basis 15 In 2Q25, we achieved an efficiency ratio of 47.8% as the gap between net revenue and expenses continues to expand, demonstrating our continued focus on identifying opportunities for efficiency improvements. Additionally, our IOC adjusted efficiency ratio of 47.1% excludes the tax effects related to interest on capital (JCP, in Portuguese) paid to the holding company. This adjusted metric provides a normalized view of our efficiency gains by removing the impact of intercompany tax optimization strategies, offering a clearer picture of our underlying operational performance improvements. Inter Pag acquisition 62.4% 53.4% 51.7% 51.4% 47.7% 47.6% 50.2% 48.4% 48.3% 47.1% 62.4% 53.4% 52.4% 51.4% 47.7%47.… 50.7%50.1% 48.8% 47.8% 4 2. 0% 4 7.0% 5 2. 0% 5 7.0% 6 2. 0% 6 7.0% 1Q23 4Q23 3Q24 2Q25 Effic iency Ratio Effic iency Ratio IOC Adjusted 113 123 128 138 144 163 176 178 191 100 97 103 105 105 111 132141 139 147 113 124 128 138 145 164 182 180 194 7 0 10 0 13 0 16 0 19 0 2 20 1Q23 4Q23 3Q24 2Q25 Net Revenue (- Tax Expenses) Personnel & Administrative Expenses Net Revenue (- Tax Expenses, Excluding Tax Expens es Related to IOC) (-) Taxes on interest on own capital (26) (18) (9) +43.0% +206.5% IOC Adjusted Efficiency Ratio 47.1% 48.3% 47.6% -1.2 p.p. -0.5 p.p.

Financial Performance

Net Income

In the third year of our 60/30/30 plan, we closed the second quarter with record net income of R$315 million, excluding minority interests, and an annualized ROE of 13.9%. These results highlight our ability to deliver sustainable growth and profitability and reflect the consistent execution of our strategic plan.

R$315 mm
Net Income Excl. Min. Int.

13.9%
ROE Excl. Min. Int.

Net Income & ROE
In R$ millions & In %



0.7%
2.7%
5.0%
8.2%
9.2%
9.8%
11.3%
12.5%
12.9%
13.9%
ROE
Excluding Minority Interest
11
49
91
151
183
206
243
275
287
315
Net Income
Excluding Minority Interest
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25
Net Income	24	64	104	160	195	223	260	295	307	**332**
ROE	1.4%	3.6%	5.7%	8.5%	9.7%	10.4%	11.9%	13.2%	13.6%	**14.5%**

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
16

19.3% 17.0% 15.2% 14.7% 14.4% 1.3% 15.7% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 2Q24 3Q24 4Q24 1Q25 2Q25 2Q25 1Q25 2Q24 ∆QoQ ∆YoY Basel Ratio Reference Equity (RE) 6,035 5,523 5,895 +9.3% +2.4% Risk-Weighted Asset (RWA) 38,407 37,584 30,562 +2.2% +25.7% Margin on Capital Requirements 2,962 2,517 3,450 17.7% -14.1% Basel Ratio (RE/RWA) 15.7% 14.7% 19.3% +1.0 p.p -3.6 p.p. Variation % Capital Ratio Basel Ratio One of our key competitive advantages is our robust capital base, which we sustain through an ROE-driven underwriting framework focused on maximizing returns on allocated capital. To further optimize our capital structure, we have concentrated efforts on increasing our capital base at the holding level, where excess capital reached R$ 1.6 billion in 2Q25. At the banking level (Banco Inter S.A.), the Basel ratio increased to 15.7%, primarily driven by the issuance of R$500 million in Subordinated Financial Bills, which now form part of the Additional Capital in Banco Inter’s Reference Equity (Tier II). This issuance supports capital resilience and further strengthens the bank's regulatory capital structure, with Tier II Capital representing 9% of Banco Inter’s Basel ratio. Reference Equity In R$ billions Loan Portfolio Growth QoQ RWA Growth QoQ RWA & índice de Basileia Em R$ milhões & em % Basel Ratio 4 In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Basel Ratio of 10.5%. Note 3: Based on the the capital base of March 31, 2025. Not 4: Pending Central Bank of Brazil approval. 6 7% 6% 8% 2% 7% 2% 6% 5% 8% 0% 2% 4% 6% 8% 10% 12% 4.0 4.0 2.0 2.0 1.6 6.0 7.7 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 9 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +27% Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 17 Tier 1 Tier 2 Additional Capital Basel Ratio

8.6 9.2 10.3 11.7 11.9 12.3 12.9 14.1 13.7 14.6 9.9 10.4 10.9 12.2 11.3 12.0 12.6 13.7 13.2 13.9 163 177 198 230 234 266 294 337 315 346 181 197 219 253 257 290 320 364 342 374 - 10 .0 2 0. 0 3 0. 0 4 0. 0 5 0. 0 6 0. 0 7 0. 0 8 0. 0 9 0. 0 10 0. 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 Business Verticals Our Ecosystem BANKING & SPENDING SHOPPING INVESTMENTS INSURANCE GLOBALCREDIT LOYALTY Cards + Pix TPV Gross Loan Portfolio AuC Strong AuC growth Active Contracts High margin business Global Clients Brazilian clients as main focus Clients Attractive new revenue stream Banking Debit Credit Pix Total Cards + Pix TPV In R$ billions 7.300,35 Our financial super app delivers a seamless, integrated digital experience, combining a comprehensive suite of commercial and financial products designed to meet the diverse needs of our clients. We are dedicated to continuously enhancing our platform, leveraging innovation to improve functionality and deliver best-in-class customer experience that strengthens engagement and loyalty. Note: Definitions are in the Appendix section of this Earnings Release. +29% YoY 9.6mm 4.4mm 13.6mm374bnR$ 43.8bnR$ 1.2bnR$ 154bnR$ Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 18 We processed R$374 billion in transactions through Pix, debit, and credit cards in 2Q25. Pix remained the leading payment method, accounting for R$346 billion in transaction volume during the quarter, reinforcing its role as a key pillar of our payment's ecosystem. GMV Strong net revenue

Business Verticals Loyalty Shopping Investments Insurance Global Active Contracts & Sales In millions & in thousands Active Clients & Net Take Rate In millions & in % Active Clients & AuC In millions & in R$ billions Loyalty Clients In millions Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Operations that occur 100% inside our financial super app, from the initial entry point to the final outcome. Active Clients AuC Policies Sold 1,023 2,6082.6 9.6 -3. 0 -1.0 1. 0 3.0 5.0 7.0 9.0 1. 0 - 1 ,0 0 2 ,0 0 3 ,0 0 4 ,0 0 5 ,0 0 6 ,0 0 2Q24 2Q25 105 154 5.7 7.9 3 0 .0 5 0 .0 7 0. 0 9 0 .0 1 10 .0 1 30 .0 1 50 .0 1 70 .0 1 90 .0 2Q24 2Q25 5.9% 7.6% 3.2 3.6 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 7 .5% 8 .0% 8 .5% 9 .0% 2Q24 2Q25 8.3 13.6 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 14 .0 2Q24 2Q25 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update AuC & Deposits Clients 19 Clients & AuC & Deposits in USD In millions & USD millions Insurance delivered record growth across all metrics, with active contracts reaching 9.6 million, three times higher than 2Q24. Our market leadership stems from our diversified portfolio, integrated experience, scale, and profitability. Now 17% of Inter's active clients are Insurance clients. In 2Q25, Global Account reached significant milestones, serving 4.4 million clients with USD $1.6 billion in AuC. This accelerated pace of expansion across our global front results from our efforts to deliver the benefits of our financial super app internationally. We reached 3.6 million active Shopping clients in 2Q25, who generated a GMV of R$1.2 billion, representing 9% YoY growth. Our Net Take Rate increased to 7.6%, reflecting the strength of our strategy to balance growth and profitability. The success of our financial ecosystem, paired with our strategic initiative to offer BNPL operations to Shopping clients, led BNPL transactions to account for 9.3% of on-us e-commerce transactions during the quarter. In 2Q25, we surpassed R$154 billion in AuC and added over 2 million active clients LTM, reaching a total of 7.9 million active investment clients. In July, we launched a new feature in "My Piggy Bank by savings goals" that allows clients to save for specific objectives, such as buying a house or car. To date, clients have created 450,000 savings objectives driving R$285 million into investments. Loop surpassed 13.6 million clients in 2Q25, marking a 64% YoY increase in participation in our loyalty program. To enhance customer engagement, we have continuously expanded the range of redemption options within Inter’s ecosystem, strengthening cross-selling opportunities across our verticals. Active Contracts Net Tate Rate Active Clients 536 1,642 3.3 4.4 - 1.0 - 1 .0 2 .0 3 .0 4 .0 - 5 0 0 1 ,0 0 1 ,5 0 2 ,0 0 0 2 ,5 0 3 ,0 0 0 2Q24 2Q25

Appendix

inter&co

Balance Sheet

R$ millions

Balance Sheet	06/30/2025	03/31/2025	06/30/2024	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and cash equivalents	4,834	1,459	2,797	+231.4%	+72.8%
Amounts due from financial institutions	4,953	6,595	5,280	-24.9%	-6.2%
Compulsory deposits	6,180	5,648	3,726	+9.4%	+65.9%
Securities	23,860	24,703	18,276	-3.4%	+30.6%
Derivative financial instruments	1	8	7	-91.5%	-90.4%
Net loans and advances to customers	37,780	35,088	30,807	+7.7%	+22.6%
Non-current assets held-for-sale	261	258	180	+1.1%	+44.8%
Equity accounted investees	10	10	88	+0.0%	-88.2%
Property and equipment	378	359	194	+5.1%	+95.0%
Intangible assets	1,971	1,926	1,662	+2.3%	+18.6%
Deferred tax assets	1,719	1,849	1,218	-7.0%	+41.1%
Other assets	2,787	2,655	2,338	+5.0%	+19.2%
Total assets	**84,733**	**80,559**	**66,573**	**+5.2%**	**+27.3%**
Liabilities					
Liabilities with financial institutions	13,885	13,808	10,914	+0.6%	+27.2%
Liabilities with clients	46,667	43,648	35,978	+6.9%	+29.7%
Securities issued	11,378	10,698	8,543	+6.4%	+33.2%
Derivative financial liabilities	33	6	14	+466.2%	+136.4%
Other liabilities	1,910	2,195	1,982	-13.0%	-3.6%
Total Liabilities	**75,345**	**71,546**	**57,966**	**+5.3%**	**+30.0%**
Equity					
Total shareholder's equity of controlling shareholders	9,290	8,901	8,462	+4.4%	+9.8%
Non-controlling interest	98	112	146	-12.5%	-32.5%
Total shareholder's equity	**9,388**	**9,013**	**8,608**	**+4.2%**	**+9.1%**
Total liabilities and shareholder's equity	**84,733**	**80,559**	**66,573**	+5.2%	+27.3%

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
20

Appendix

inter&co

Income Statement

R$ millions

Income Statement	2Q25	1Q25	2Q24	Variation % ΔQoQ	Variation % ΔYoY
Interest income from loans	2,128	1,807	1,172	+17.8%	+81.5%
Interest expenses	(1,424)	(1,179)	(773)	+20.8%	+84.3%
Income from securities and derivatives and FX	765	735	642	+4.2%	+19.2%
Net interest income and income from securities, derivatives and FX	**1,470**	**1,363**	**1,042**	**+7.8%**	**+41.0%**
Revenues from services and commissions	495	460	397	+7.7%	+24.7%
Expenses from services and commissions	(43)	(41)	(33)	+5.4%	+30.5%
Other revenues	81	56	73	+45.2%	+12.3%
Revenue	**2,003**	**1,838**	**1,479**	**+9.0%**	**+35.5%**
Impairment losses on financial assets	(569)	(514)	(421)	+10.8%	+35.1%
Net result of losses	**1,434**	**1,324**	**1,057**	**+8.3%**	**+35.6%**
Administrative expenses	(540)	(528)	(403)	+2.2%	+34.1%
Personnel expenses	(257)	(235)	(204)	+9.3%	+25.7%
Tax expenses	(177)	(136)	(99)	+30.0%	+77.9%
Depreciation and amortization	(77)	(67)	(53)	+13.6%	+44.5%
Income from equity interests in affiliates	-	-	(0)	N/M	N/M
Profit / (loss) before income tax	**384**	**358**	**298**	**+7.3%**	**+28.9%**
Income tax and social contribution	(51)	(51)	(75)	+1.2%	-31.5%
Profit / (loss)	**332**	**307**	**223**	**+8.3%**	**+49.2%**
Net income excluding minority	**315**	**287**	**206**	**+10.0%**	**+52.6%**

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

21

Appendix Non-IFRS measures and KPIs Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non- interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. 22Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update

Appendix

inter&co

Non-IFRS measures and KPIs

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Basel ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Card+PIX TPV:

PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Certificates of agricultural} \\ \text{receivables + Certificates of real estate receivables + Debenture (Fair value through other comprehensive income) + Rural} \\ \text{product bill + Debentures (Amortized cost) + Investment fund quotas + Certificates of real estate receivables +} \\ \text{Debentures + Bank deposit certificates + Certificates of agricultural receivables + Agribusiness credit bills} \\ \text{+ Commercial promissory notes + Real estate credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\text{(Personnel Expense + Administrative Expenses + Depreciation and Amortization)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

23

Appendix

Non-IFRS measures and KPIs

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Efficiency ratio IOC Adjusted:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} + \text{Taxes on interest on own Capital}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Loan portfolio:
"Loans and Advance to Customers", gross of provision for expected losses

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
24

Appendix

inter&co

Non-IFRS measures and KPIs

Net interest income:

Interest Income + Interest Expenses + Income from securities + Income from derivatives

Net revenue:

Net interest income + Net fee income

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for, expected credit losses) – Interbank deposits + Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign exchange x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for, expected credit losses) – Interbank deposits}}$$

NPL 15 to 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL 15 to 90 days - Excluding Credit Card Receivables:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL > 90 days - Including Credit Card Receivables:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe previous quarter + Write – off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income + Net result from services and comissions + Other revenue – Tax expense}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

25

Appendix

inter&co

Non-IFRS measures and KPIs

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income and income from securities, derivatives and foreign exchange} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for, expected credit losses)} - \text{Interbank deposits} + \text{Credit card transactor portfolio}}$$

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income and income from securities, derivatives and foreign exchange} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents} + \text{Amounts due from financial institutions, net of provisions for expected credit losses} + \text{Deposits at Central Bank of Brazil} + \text{Securities, net of provisions for expected losses} + \text{Derivative financial assets} + \text{Loans and advances to customers, net of provisions for, expected credit losses)} - \text{Interbank deposits}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Securities:

$$\text{Income from securities and derivatives} - \text{Income from derivatives}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

26

Appendix Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to-serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+Pix TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 27Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update